Mercedes-Benz Auto Lease Trust 2018-B
Investor Report

Amounts in USD

Dates

Collection Period No.	17			
Collection Period (from... to)	1-Mar-2020	31-Mar-2020		
Determination Date	13-Apr-2020			
Record Date	14-Apr-2020			
Payment Date	15-Apr-2020			
Interest Period of the Class A-1 Notes (from... to)	16-Mar-2020	15-Apr-2020	Actual/360 Days	30
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 4/15/2020	15-Mar-2020	15-Apr-2020	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	234,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	345,000,000.00	15,604,384.00	0.00	15,604,384.00	45.230099	0.000000
Class A-3 Notes	365,000,000.00	365,000,000.00	347,885,692.54	17,114,307.46	46.888514	0.953111
Class A-4 Notes	90,020,000.00	90,020,000.00	90,020,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,034,020,000.00**	**470,624,384.00**	**437,905,692.54**	**32,718,691.46**		
Overcollateralization	168,334,911.01	183,359,123.93	183,359,123.93			
Total Securitization Value	**1,202,354,911.01**	**653,983,507.93**	**621,264,816.47**			
present value of lease payments	468,134,652.21	147,588,002.49	133,609,648.41			
present value of Base Residual Value	734,220,258.80	506,395,505.44	487,655,168.06			

	Amount	Percentage
Initial Overcollateralization Amount	168,334,911.01	14.00%
Target Overcollateralization Amount	183,359,123.93	15.25%
Current Overcollateralization Amount	183,359,123.93	15.25%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	2.716420%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	3.040000%	39,531.11	0.114583	15,643,915.11	45.344681
Class A-3 Notes	3.210000%	976,375.00	2.675000	18,090,682.46	49.563514
Class A-4 Notes	3.310000%	248,305.17	2.758333	248,305.17	2.758333
Total		**1,264,211.28**		**$33,982,902.74**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,142,237,165.46	593,865,762.38	561,147,070.92

Available 2018-B Collections	
Lease Payments Received	13,542,363.16
Net Sales Proceeds-early terminations (incl Defaulted Leases)	13,354,384.70
Net Sales Proceeds-scheduled terminations	10,066,332.69
Excess wear and tear included in Net Sales Proceeds	63,073.53
Excess mileage included in Net Sales Proceeds	200,355.62
Subtotal	36,963,080.55
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	22,678.22
Total Available Collections	**36,985,758.77**

Distribution on the Exchange Note	
(1) Total Servicing Fee	544,986.26
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (3.32%)	1,643,028.61
(3) Exchange Note Principal Distributable Amount	32,718,691.46
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	2,079,052.44
Total Distribution	**36,985,758.77**

Available Funds ABS Notes	
Total Exchange Note Payments	34,361,720.07
Reserve Account Draw Amount	0.00
Total Available Funds	**34,361,720.07**

Distributions ABS Notes	
(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	1,264,211.28
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	32,718,691.46
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	378,817.33
Total Distribution	**34,361,720.07**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	544,986.26	544,986.26	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,264,211.28	1,264,211.28	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	39,531.11	39,531.11	0.00
thereof on Class A-3 Notes	976,375.00	976,375.00	0.00
thereof on Class A-4 Notes	248,305.17	248,305.17	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,264,211.28	1,264,211.28	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	32,718,691.46	32,718,691.46	0.00
Principal Distribution Amount	32,718,691.46	32,718,691.46	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,005,887.28
Reserve Fund Amount - Beginning Balance	3,005,887.28
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	1,467.36
minus Net Investment Earnings	1,467.36
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,005,887.28
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	1,467.36
Net Investment Earnings on the Exchange Note	
Collection Account	21,210.86
Investment Earnings for the Collection Period	22,678.22

Notice to Investors

In response to the COVID-19 (coronavirus) pandemic, the Servicer is taking steps to offer relief to customers impacted by the crisis. Such relief may take the form of deferrals of payment obligations, estimated not to exceed three months, with the deferred payments due at the end of the lease term. In addition, the Servicer may grant lease extensions beyond the scheduled lease termination date and, in some cases, waivers of monthly payments during the extension period. The Servicer will not consider a customer's contract to be delinquent as a result of any such deferral or waiver. The Servicer is also temporarily curtailing certain collection activities, including repossessions. Different relief may be offered to customers in affected areas in the future as the COVID-19 situation develops.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,202,354,911.01	29,542
Securitization Value beginning of Collection Period	653,983,507.93	19,028
Principal portion of lease payments	9,617,952.02	
Terminations- Early	11,199,855.85	
Terminations- Scheduled	8,739,007.21	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	3,161,876.38	
Securitization Value end of Collection Period	621,264,816.47	18,267
Pool Factor	51.67%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	8.70%	8.70%
Weighted Average Remaining Term (months)	23.38	11.21
Weighted Average Seasoning (months)	14.51	27.25
Aggregate Base Residual Value	864,523,315.42	525,654,757.37
Cumulative Turn-in Ratio		91.02%
Proportion of base prepayment assumption realized life to date		47.37%
Actual lifetime prepayment speed		0.49%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	617,783,748.68	18,178	99.44%
31-60 Days Delinquent	2,432,220.22	64	0.39%
61-90 Days Delinquent	877,760.46	21	0.14%
91-120 Days Delinquent	171,087.11	4	0.03%
Total	621,264,816.47	18,267	100.00%

Delinquency Trigger			**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value			0.169%
Delinquency Trigger occurred			No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	675,079.61	23	15,379,471.91	408
Liquidation Proceeds	544,600.57		13,220,063.74	
Recoveries	63,991.29		2,174,457.16	
Principal Net Credit Loss / (Gain)	66,487.75		(15,048.99)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.125%
Prior Collection Period	0.166 %
Second Prior Collection Period	(0.181%)
Third Prior Collection Period	0.342 %
Four Month Average	0.113%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   (0.001)%

Average Net Credit Loss / (Gain)   (36.88)

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	22,425,659.83	738	339,806,319.39	10,862
Sales Proceeds and Other Payments Received	22,060,541.17		342,441,828.83	
Residual Loss / (Gain)	365,118.66		(2,635,509.44)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.687%
Prior Collection Period	0.377 %
Second Prior Collection Period	2.447 %
Third Prior Collection Period	0.975 %
Four Month Average	1.121%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (0.219)%

Average Residual Loss / (Gain)   (242.64)